

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Robert Davidson
Chief Executive Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, CA 93033

> **Re: Cure Pharmaceutical Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2019**
> **File No. 000-55908**

Dear Mr. Davidson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Peter DiChiara